Exhibit 99.2

August 2026 Q2/2026 & H1/2026 Investors Call NASDAQ: KMDA; TASE: KMDA.TA

2 FORWARD- LOOKING STATEMENT This presentation is not intended to provide investment or medical advice. This presentation contains forward-looking statements, which express the current beliefs and expectations of Kamada's management. Such statements include the 2026 financial guidance; roadmap for continued double-digit profitable growth strategy; expectation that demand for KEDRAB® will continue to increase year over year in 2026 and exceed the company's 2026 forecast, GLASSIA® related sales growth prospects and estimated range of royalty income in the future years, expected increase in CYTOGAM® sales to be supported by expected new clinical data demonstrating the product's properties, expected launch of additional biosimilar products in the Israeli market and expected sales range driven by the biosimilar portfolio in the next four to five years, expansion of the distribution segment to the MENA region, advancement and future expected revenues of $50M over the next 3 years from sales of normal source plasma and the aim to secure new business development and M&A opportunities to support continued growth. These statements involve several known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the projected results, performances or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences including, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, progress and results of any development activities, introduction of competing products, continued market acceptance of Kamada's commercial products portfolio, impact of geo-political environment in the middle east, impact of any changes in regulation and legislation that could affect the pharmaceutical industry, difficulties in predicting, obtaining or maintaining U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, restrains related to third parties' IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading "Risk Factors" of Kamada's 2025 Annual Report on Form 20-F (filed on March 11, 2026), as well as in Kamada's recent Forms 6-K filed with the U.S. Securities and Exchange Commission. This presentation includes certain non-IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. The non-IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In accordance with the requirement of the SEC regulations a reconciliation of these non-IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation. Management uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Management believes that these non-IFRS financial measures provide meaningful supplemental information regarding Kamada's performance and liquidity. Forward-looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made, except as required by applicable law.

3 RECORD-HIGH QUARTER & FIRST HALF FINANCIAL RESULTS; STRONGEST IN KAMADA'S HISTORY CONTINUE TO EXECUTE ON OUR PLAN; DELIVERING ANOTHER YEAR OF DOUBLE- DIGIT PROFITABLE GROWTH

4 H 1 - 26 DELIVERING RECORD - HIGH RESULTS YoY DOUBLE DIGIT REVENUE AND PROFITABLE INCREASE Adj. EBITDA REVENUE 14% 2025 $22.5 2026 $ 25.7 13% 2025 $88.8 2026 $ 100.2 Operating Cash Flow EPS 137% 2025 $7.5 2026 $ 17.8 21% 2025 $0.19 2026 $0.23 Paid special cash dividend of $0.25 per share (totaling approximately $14.4M) on April 7, 2026

5 DELIVERING ANNUAL DOUBLE-DIGIT PROFITABLE GROWTH 6 6% 18 14% 24 17% 34 21% 42 23% 50-53 ~25% 2021 2022 2023 2024 2025 2026 104 129 142 161 180 200- 205 2021 2022 2023 2024 2025 2026 ADJUSTED EBITDA US$M 53% CAGR 2026 represents annual guidance; H1/26 actual performance 2026 represents annual guidance; H1/26 actual performance REVENUES US$M 14% CAGR 2026 annual guidance is based solely on organic growth H1 $100M (49%) H1 $26M (50%) ACHIEVED 50% OF 2026 ANNUAL GUIDANCE IN H1

6 KAMADA'S GROWTH DRIVERS Specialty Plasma Therapies Portfolio of 6 FDA-approved products marketed in over 30 territories In-licensing Partnerships Commercialization & Distribution of third parties' biopharmaceutical products in Israel & MENA Plasma Sales Secured a 3-year $50M plasma sales agreement with a leading biopharmaceutical company New M&A Opportunities Support growth through commercial stage M&A transactions

7 6 FDA-APPROVED SPECIALTY PLASMA PRODUCTS KEY FOCUS ON TRANSPLANTS & RARE CONDITIONS For Important Safety Information, visit www.Kamada.com KEDRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection GLASSIA® [Alpha1-Proteinase Inhibitor (Human)] Augmentation therapy for Alpha-1 Antitrypsin Deficiency (AATD) CYTOGAM® [Cytomegalovirus Immune Globulin (Human)] Prophylaxis of CMV disease associated with transplants WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of ITP & suppression of Rh isoimmunization (HDN) VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post- exposure prophylaxis of varicella in high- risk patients HEPAGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplants

8 DISTRIBUTION SEGMENT GROWTH More than 25 products exclusively licensed from leading international pharmaceutical companies, marketed in the Israeli market EXCLUSIVE DISTRIBUTOR IN ISRAEL & MENA FOR BIOPHARMACEUTICAL COMPANIES Key areas: plasma-derived, respiratory, rare diseases, infectious diseases, biosimilar portfolio mainly from Alvotech Two biosimilars launched in 2024-2025 and two to be launched during Q3/2026; additional products expected to be launched in the coming years Biosimilar portfolio expected to generate annual sales of $15-20M within the next four to five years Expanding the distribution segment model to the Middle East (MENA) region with new agreements being signed

9 KAMADA PLASMA EXPANDING VERTICAL INTEGRATION & REVENUE GROWTH Collecting hyper-immune plasma for our specialty IgG products and normal source plasma (NSP) to support revenue growth Operating three FDA Approved plasma collection centers in Texas; Houston, San Antonio and Beaumont In July 2026 announced a 3-year $50M sales agreement to supply NSP to a leading biopharmaceutical company focused on plasma-derived therapies

10 M&A TRANSACTIONS AIMING TO SECURE NEW BUSINESS DEVELOPMENT AND M&A TRANSACTIONS LEVERAGING OVERALL FINANCIAL STRENGTH AND COMMERCIAL INFRASTRUCTURE Screening strategic business development opportunities to identify potential acquisition or in-licensing to accelerate long-term growth Focusing on products synergistic to our existing commercial and/or production activities as well as marketing infrastructure Strong financial position, commercial infrastructure and proven successful M&A capabilities

11 1. AdjustedEBITDA is definedas net income,plus (i) tax expense,(ii) financialincome (expense),net, (iii) depreciation and amortization; and (iv) non-cash share-basedcompensation expenses RECORD-HIGH H1-26 FINANCIAL RESULTS US $ M H1/26 H1/25 Q2/26 Q2/25 FY/2025 DETAILS PROPRIETARY 83.9 78.5 47.7 38.4 156.2 Driven by KEDRAB® in the U.S. market as well as VARIZIG® and HEPAGAM® DISTRIBUTION 16.2 10.3 7.2 6.3 24.3 TOTALREVENUES 100.2 88.8 54.9 44.8 180.5 H1-26 - 13% YoY increase GROSS PROFIT 41.6 39.7 22.5 18.9 76.4 GROSS MARGIN 42% 45% 41% 42% 42% OPEX (25.1) (24.8) (13.0) (11.9) (50.2) NET PROFIT 13.4 11.3 9.3 7.4 20.2 H1-26 - 18% YoY increase Adjusted EBITDA1 25.7 22.5 14.1 10.9 42.0 H1-26 - 14% YoY increase; 26% of revenues CASH 70.1 66.0 75.5 Special dividend of $14.4M paid in April 2026 TOTAL ASSETS 383.2 368.2 378.7 Including acquisition related intangible assets ($119M @ June 26) LEASE LIABILITIES 11.8 11.4 11.6 CONTINGENT LIABILITIES 56.3 61.5 60.4 Acquisition related contingent consideration EQUITY 269.6 260.0 269.1 NET CASH (DEBT) 2.0 (6.9) 3.5 Available cash net of contingent and lease liabilities

12 DELIVERING ANNUAL DOUBLE-DIGIT PROFITABLE GROWTH 6 6% 18 14% 24 17% 34 21% 42 23% 50-53 ~25% 2021 2022 2023 2024 2025 2026 104 129 142 161 180 200- 205 2021 2022 2023 2024 2025 2026 ADJUSTED EBITDA US$M 53% CAGR 2026 represents annual guidance; H1/26 actual performance 2026 represents annual guidance; H1/26 actual performance REVENUES US$M 14% CAGR 2026 annual guidance is based solely on organic growth H1 $100M (49%) H1 $26M (50%) DELIVERED 50% OF 2026 ANNUAL GUIDANCE IN H1

THANK YOU www.kamada.com NASDAQ: KMDA; TASE: KMDA.TA

KEDRAB® CYTOGAM® HEPAGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA- Approved Products 14% CAGR (from 2021) $200-205M1 2026 Revenues Guidance $50-53M1 2026 Adj. EBIDTA Guidance 4 Growth Drivers A LEADER IN SPECIALTY PLASMA THERAPIES, WITH A PORTFOLIO OF MARKETED PRODUCTS INDICATED FOR RARE AND SERIOUS CONDITIONS $70.1M Unaudited Cash (June 30, 2026) 14 1. Mid points annual 2026 guidance represent 12% and 23% increase in revenues and adj. EBITDA, respectively New M&A Opportunities Plasma Sales In-licensing Partnerships Specialty Plasma Therapies

15 NON-IFRS MEASURES – ADJUSTED EBITDA AdjustedEBITDA is definedas net income,plus (i) tax expense,(ii) financialincome (expense),net, (iii) depreciation and amortization; and (iv) non-cash share-basedcompensation expenses US $ M H1/26 H1/25 Q2/26 Q2/25 FY/2025 NET PROFIT 13.4 11.3 9.3 7.4 20.2 TAXES ON INCOME 2.2 1.0 0.9 (1.6) 3.3 REVALUATION OF ACQUISITION RELATED CONTINGENT CONSIDERATION 0.5 2.4 (1.0) 0.6 2.7 OTHER FINANCIAL EXPENSE, NET 0.4 0.1 0.4 0.7 0.1 AMORTIZATION OF ACQUISITION RELATED INTANGIBLE ASSETS 3.5 3.5 1.8 1.8 7.1 OTHER DEPRECIATION AND AMORTIZATION EXPENSES 4.2 3.8 2.1 2.0 7.9 NON-CASH SHARE-BASED COMPENSATION EXPENSES 1.5 0.3 0.7 0.1 0.8 ADJUSTED EBITDA 25.7 22.5 14.1 10.9 42.0

$180M Total estimated U.S HRIG market size The only anti-Rabies IgG product with FDA approved label confirming safety and effectiveness in children KEDRAB/KAMRAB $54M (2025 revenues) 2026 demand demonstrating continues growth year over year Only 2 FDA approved products Leading HRIG in Canada, Australia, Israel, Latin America and additional territories A GLOBAL LEADER IN ANTI-RABIES IMMUNE GLOBULIN (HRIG) For Important Safety Information, visit https://kedrab.com/ 16

17 Licensed to Takeda in the USA, Canada, Australia and New Zealand Commencing in 2022 , Takeda is paying Kamada royalties, at a rate of 6 % through 2040 ; Projected royalties in the range of $ 10 M to $ 20 M per year Outside the Takeda territories, GLASSIA is marketed by Kamada through a network of partners and distributors . Key countries include Argentina, Switzerland, Russia, Israel, and other international markets . GLASSIA sales are expected to continue growing, as a result of better disease awareness and patients ’ diagnosis . GLASSIA $ 16 M 2025 Royalty from Takeda LIQUID AAT FOR THE TREATMENT OF AAT DEFICIENCY (AATD) $ 19 M 2025 Glassia sales incl. sales milestone; Up 27 % over 2024

18 CYTOGAM $17M 2025 Revenues CMV IMMUNE GLOBULIN Sales Growth To be supported by new clinical data demonstrating product's unique properties CYTOGAM is the only plasma-derived IgG approved in the U.S. and Canada for prophylaxis of CMV disease after Solid Organ Transplantation. CMV is the leading cause for organ rejection post-transplant. Launched, in collaboration with multiple KOLs, a post-marketing research program aimed at generating key data in support of the benefits of CYTOGAM in the management of CMV in solid organ transplantation. Initiated the investigator-initiated SHIELD study, conducted by leading experts and KOLs in CMV and organ transplantation, investigating the benefits of CYTOGAM in reducing the risk of late CMV in kidney transplant recipients. For Important Safety Information, visit https://cytogam.com/safety/